EXHIBIT (a)(1)(vi)

FORM OF E-MAIL COMMUNICATION TO ELIGIBLE AND PARTICIPATING HUMAN GENOME
SCIENCES, INC. OPTIONHOLDERS CONFIRMING RECEIPT OF ELECTION FORM

To:	Eligible and Participating Human Genome Sciences, Inc. Optionholders
From:	Dawn Yager, Associate Director of Compensation and Benefits
Date:	[___], 2004
Re:	Confirmation of Receipt of Election Form

     This message confirms that we have received your Election Form. If your Election Form is properly completed, and all eligibility requirements are met, we will accept your options elected for exchange at 12:00 Midnight, Eastern Time, on July 12, 2004, unless this offer is extended by Human Genome Sciences, in its sole discretion. If you did not strike through any grants on your Stock Information Sheet, then all of the listed options will be cancelled.

     Unless you withdraw your elected options by providing us a properly executed Notice of Withdrawal before this time (or, if this offer is extended, before the new expiration time), we will cancel all options that you have properly elected to exchange and, if applicable, cancel any options that you received since December 13, 2003. If you do not withdraw your elected options and we accept your options for exchange, promptly following the expiration of this offer we will provide you with a Rights Letter confirming that your options have been accepted for exchange and have been cancelled.

     New options will be granted to you in exchange for the options we cancel on a specified date (the “new option grant date”) that is six months and one day from the date we cancel the options elected for exchange as long as you continue to be an employee of Human Genome Sciences and reside in the United States, and subject to the other terms and conditions of the offer. The terms of your new options will be substantially similar to the terms and conditions of your cancelled options, except in the exercise price, vesting, and the number of shares of common stock. The new options will be exercisable for your elected options priced at or above $35.00 according to these ratios:

Eligible Options Exercise Price
Greater Than or	Less Than or	Exchange Ratio
Equal To . . .	Equal To . . .	Cancelled to New
$35.00	$45.00	2.00 to 1
$45.01	$55.00	2.375 to 1
$55.01	$65.00	2.75 to 1
$65.01	$75.00	3.125 to 1
$75.01	And Above	3.5 to 1

     The exercise price of the new options will be equal to the last sale price of Human Genome Sciences Common Stock as reported by the Nasdaq National Market on the new option grant date.

     The new options will be granted under the 2000 Stock Incentive Plan, and will vest as to 1/4th of the underlying shares six months after the new options are granted, and as to 1/24th of the underlying shares monthly thereafter regardless of the vesting schedule that was applicable to the options elected for exchange and regardless of whether or not the elected options are fully or partially vested.

     If you have any questions, please call me on extension 2751.

Thank you —
Dawn